

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2023

Koon Kiat Sze
Chief Executive Officer
SKK Holdings Limited
27 First Lok Yang Road
Singapore 629735

      Re: SKK Holdings Limited
         Amendment No. 1 to Draft Registration Statement on Form F-1
         Submitted October 30, 2023
         CIK No. 0001991261

Dear Koon Kiat Sze:

      We have reviewed your amended draft registration statement and have the following comments.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS/A submitted October 30, 2023

Related Party Transactions, page 93

1.   We note your response to prior comment 8 and reissue. Please disclose the information required by Item 7.B of Form 20-F in this section of the prospectus. For each transaction, disclose the name of the related person and the basis on which the person is a related person, the amount involved and the material terms of the transaction. In this section, also disclose the transactions related to the securities issued by the company to the related parties described on pages 104 and Alt-1 and the amounts due to related parties described on page 134.

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page 127

2.   We note your response to prior comment 11. Please address the following matters in your response letter to us:
   • Tell us if you include indirect costs in your calculations for determining revenue recognition;
   • Tell us the nature of the contract costs included in your calculations for determining revenue recognition;
   • Tell us how you applied the guidance of ASC 606-10-55-20 and 21; and
   • Revise your disclosure to address the matters discussed above, as needed.

Note 3 Disaggregation of Revenue, page 133

3.   We note your response to prior comment 12. Please address the following matters in your response to us:
   • Explain to us the difference between revenue arrangements recognized "At a point in time" and "Over time;"
   • Tell us the nature of the projects that are recognized at a point in time versus over time, as applicable; and
   • Revise your disclosure to address the matters discussed above, as needed.
   Refer to ASC 606-10-25-30 and 606-10-50-19.

Note 6 - Contract Assets, page 134

4.   We note your response to prior comment 9. Please continue your revisions by including the disclosures required by ASC 606-10-50-8 and 10.

Signatures, page II-5

5.   We note your response to prior comment 13. Please also revise to reflect that the registration statement has been signed by at least a majority of the board of directors. Also identify the current members on your board under Management.

        Please contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Real Estate & Construction

cc: David L. Ficksman